UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Financial Alliance, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Century Parkway, Suite 500
                                    (No. and Street)

Atlanta   GA   30345
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LaRee L Holloway   678-954-4036
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
                    (Name – if individual, state last, first, middle name)

200 East Broad Street	Greenville	SC	29606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, LaRee L Holloway, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Financial Alliance, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LaRee L Holloway
Signature

Vice President & Chief Financial Officer
Title



Shondra G. Shepherd
Notary Public

Shondra Q. Shepherd
Notary Public
Paulding County, Georgia
My Commission Expires:
August 25, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~.Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Strategic Financial Alliance, Inc.

**Financial Statements
and Supplemental Information**

December 31, 2017

The Strategic Financial Alliance, Inc.

Contents
December 31, 2017



Report of Independent Registered Public Accounting Firm

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Strategic Financial Alliance, Inc. (the "Company") as of December 31, 2017, and the related statement of income, stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elliott Davis, LLC

We have served as the Company's auditor since 2015.

Greenville, South Carolina
February 27, 2018

The Strategic Financial Alliance, Inc.

Statement of Financial Condition
December 31, 2017

Assets

Cash	$	3,283,635
Deposits with clearing organization		100,000
Commissions receivable		1,579,334
Other receivables		447,106
Prepaid expenses		462,836
Property and equipment, at cost less accumulated depreciation of $668,492		350,219
Total assets	$	6,223,130

Liabilities and Stockholder's Equity

Liabilities:

Short-term note payable	$	296,324
Commissions payable		2,851,256
Due to Parent		13,455
Due to affiliates		180,092
Accounts payable and accrued expenses		399,996
Total liabilities		3,741,123

Stockholder's equity:

Common stock, $0.01 par value, 5,000,000 shares authorized, 15,650 shares issued and outstanding		157
Additional paid-in capital		562,867
Retained earnings		1,918,983
Total stockholder's equity		2,482,007
Total liabilities and stockholder's equity	$	6,223,130

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.

Statement of Income
For the Year Ended December 31, 2017

Revenue:		
Commissions	$	20,249,560
Asset management fees		16,668,363
Other income		5,390,026
Interest income		11,542
		42,319,491
Expenses:		
Commissions		18,709,933
Asset management fees		15,512,450
General and administrative		6,849,576
		41,071,959
Income before income taxes		1,247,532
Provision for income taxes		487,700
Net income	$	759,832

The Strategic Financial Alliance, Inc.

Statement of Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2017	15,650	$ 157	$ 562,867	$ 2,759,151	$ 3,322,175
Dividends paid	-	-	-	(1,600,000)	(1,600,000)
Net income	-	-	-	759,832	759,832
Balance at December 31, 2017	15,650	$ 157	$ 562,867	$ 1,918,983	$ 2,482,007

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	759,832
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		110,417
Amortization of forgivable notes receivable		118,793
Changes in assets and liabilities:		
Commissions and other receivables		(750,078)
Other receivables		(143,109)
Due to/from affiliates		212,292
Prepaid expenses		46,130
Commissions payable		1,557,756
Accounts payable and accrued expenses		(273,030)
Net cash provided by operating activities		1,639,003
Cash flows from investing activities:		
Purchases of property and equipment		(94,041)
Net cash used in investing activities		(94,041)
Cash flows from financing activities:		
Change in due to Parent		(69,711)
Dividends paid		(1,600,000)
Borrowings under short-term notes payable		380,157
Repayments of short-term notes payable		(396,381)
Net cash used in financing activities		(1,685,935)
Net decrease in cash		(140,973)
Cash at beginning of period		3,424,608
Cash at end of period	$	3,283,635

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.

Notes to Financial Statements
December 31, 2017

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Formation of Company

The Strategic Financial Alliance, Inc. (the Company) was formed in 2003 and conducts business as a securities broker-dealer and a registered investment adviser. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SFA Holdings, Inc. (the Parent). The Company is incorporated under the laws of the state of Georgia, is privately held, and is headquartered in Atlanta, Georgia.

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives are licensed throughout the United States and operate under the jurisdiction of local offices of supervisory jurisdiction.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues, management fees, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Direct participation program, real estate investment trust and business development company commission revenues and the related commission expenses are recorded when the underlying investment is accepted by the product sponsor.

Cash

Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and periodically investing in cash equivalents with stable financial institutions.

Deposits with Clearing Organization

Deposits are held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Repayable and Forgivable Notes Receivable from Registered Representatives

Notes receivable from registered representatives consist of loans with maturities ranging from one to three years. These loans, totaling $99,651, are included in Other Receivables on the Statement of Financial Condition. No reserve is deemed to be necessary as of December 31, 2017.

The company also makes selective loans to independent representatives. Each year, a portion of these loans may be forgiven (generally over a period of three to four years) as and when the representative meets requirements specified in the loans. Amortization expense for the forgiveness of the loans is recorded on a straight-line basis over the stated life of the loans. The loans, totaling $327,437, net of accumulated amortization, are included in other receivables on the Statement of Financial Condition. As of December 31, 2017, no amounts are deemed to be uncollectible.

Property and Equipment

Equipment is recorded at cost. Improvements are capitalized and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a C corporation for federal and state income tax purposes, and is included in the consolidated return of the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, at the Parent company, deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities.

Recently Issued Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity expects to receive. The guidance will be effective for the Company for reporting periods beginning after December 15, 2017. The Company is currently evaluating the effect that implementation will have on its financial position, results of operations and cash flows.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 2: Related Party Transactions

The Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company, rent expense under a sublease dated April 30, 2014, as amended January 1, 2016 (the Sublease), for estimated income taxes incurred by the Company and various other expenses. The Parent pays to the Company any insurance expenses paid by the Company and incurred by the Parent. Total amounts owed by the Company to the Parent at December 31, 2017 were $13,455, expenses incurred on behalf of the Company by Parent totaled $4,692,297 and expenses reimbursed by the Parent totaled $72,215 during 2017.

The Sublease, as amended, had an initial term through August 31, 2016 and automatically renews at the end of each term for an additional year unless notice of termination is given by the Company. Rent expense on the Sublease (included in the $4,692,297 above) was $199,133 for 2017.

The Parent has a bonus pool agreement in place at December 31, 2017. The bonus is calculated based on the consolidated income of the Parent and is equal to 25% of the first $2 million in earnings before taxes, depreciation, amortization and stock-based compensation (EBTDA), plus 15% of the second $2 million of EBTDA, plus 10% of any excess above $4 million in EBTDA. At December 31, 2017, the Company's portion of the bonus pool allocated to it by the Parent (included in the $4,692,297 above) was $452,000.

The Parent has a stock option plan under which employees of the Parent, consultants of the Company, and registered representatives of the Company may receive options to purchase shares of the Parent's stock. During 2017, options to purchase 69,400 shares of stock were issued to employees of the Parent, consultants of the Company and registered representatives of the Company. The Company has determined that compensation expense related to these stock options is immaterial.

The Company pays commissions to its registered representatives on behalf of an affiliated company, SFA Insurance Services, Inc. (SFAI). Additionally, the Company charged SFAI an administrative fee during 2017 of $40,730. As of December 31, 2017, the amount due to SFA Insurance Services, Inc. was $180,092.

Revenue for the year ended December 31, 2017 includes $1,769,696 ($1,238,036 included in Commissions Revenue and $531,660 included in Other Income) earned on sales of four private placements sponsored by Green Creek Resources, LLC ("Green Creek"). Green Creek is owned 50% by Verdant Investments, LLC (a subsidiary of the Parent) and 50% by True North Resources, LLC (an entity owned by independent representatives of the Company). Commission expense for 2017 included $1,138,993 incurred on sales of the private placements sponsored by Green Creek.

A company owned by a family member of a vice president of the Company provides IT services to the Company. During 2017, services provided to the Company totaled $92,176, and as of December 31, 2017, $3,387 was due to this provider.

As of December 31, 2017, $4,110 was due to employees for reimbursements of business-related expenses.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2017 follows:

Office and computer equipment	$ 329,001
Furniture and fixtures	127,380
Computer software	514,068
Leasehold improvements	48,262
	1,018,711
Less accumulated depreciation	668,492
	$ 350,219

Depreciation expense associated with property and equipment was $110,417 in 2017.

Note 4: Short-Term Note Payable

The short-term note payable for insurance premiums at December 31, 2017 is summarized as follows:

October 2017, original principal balance $380,157 term note;
interest at 2.63%; 9 monthly installments of principal and
interest of $42,704; matures July 2018; unsecured $296,324

Note 5: Income Taxes

Provision for federal and state income taxes consists of the following:

Current	
Federal	$412,500
State	75,200
Total	$487,700

The Tax Cuts and Jobs Act (TCJA) was signed into law on Friday December 22, 2017. The TCIA includes the reduction in the corporate tax rate from a top rate of 35% to a flat rate of 21%, changes in business deductions, and many international provisions.

The Company's provision for income taxes differs from applying the statutory U.S federal income tax rate to income taxes. The primary difference result from the impact of state taxes and permanent adjustments relating to meals and entertainment.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2017, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2014. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2017. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Note 6: Commitments

The Company leases office space. At December 31, 2017, there were no aggregate minimum rent commitments under leases with initial terms of one year or more.

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense for 2017 was $199,133, including $5,188 of building operating expenses.

Note 7: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,037,927, which was $788,519 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was 360% as of December 31, 2017.

Note 8: Supplemental Cash Flow Information

The Company paid $5,494 in interest and paid $487,700 to the Parent for income taxes.

* * * * *

Supplemental Information

The Strategic Financial Alliance, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

Total stockholder's equity	$	2,482,007
Deduct amounts not allowable for net capital:		
Commissions and other receivables		631,025
Prepaid expenses		462,836
Property and equipment		350,219
Total stockholder's equity qualified for net capital		1,037,927
Deduction:		
Other		-
Total deductions		-
Net capital	$	1,037,927
Minimum net capital	$	25,000
Minimum net capital based on aggregate indebtedness	$	249,408
Excess net capital	$	788,519
Aggregate indebtedness	$	3,741,123
Ratio of aggregate indebtedness to net capital		360%

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2017 and the calculation of net capital per the audited financial statements as of December 31, 2017 of The Strategic Financial Alliance, Inc.



Report of Independent Registered Public Accounting Firm – Exemption Report

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption From Rule 15c3-3 of the Securities and Exchange Commission, in which (a) The Strategic Financial Alliance, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) and (ii) (the "exemption provisions") and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (ii) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Greenville, South Carolina
February 27, 2018

The Strategic Financial Alliance, Inc.

Exemption From Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Strategic Financial Alliance, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2):

(i)   Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Strategic Financial Alliance, Inc."; and

(ii)   Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year.

The Strategic Financial Alliance, Inc.

I, LaRee L Holloway, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

LaRee L Holloway

LaRee L Holloway
Vice President & Chief Financial Officer
February 27, 2018



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by The Strategic Financial Alliance, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the SIPC for the year ended December 31, 2017, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 ("FOCUS Report") for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 27, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65885 FINRA DEC
THE STRATEGIC FINANCIAL ALLIANCE
2200 CENTURY PKWY NE STE 500
ATLANTA, GA 30345-3115

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LaRee L Holloway (678) 954-4000

2. A.	General Assessment (item 2e from page 2)	$30,919
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 28, 2017 (Date Paid)	(14,437)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	16,482
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$16,482

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $16,482

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE STRATEGIC FINANCIAL ALLIANCE
(Name of Corporation, Partnership or other organization)

LaRee L Holloway
(Authorized Signature)

Vice President & Chief Financial Officer
(Title)

Dated the 27th day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 42,319,494

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,967,809
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	349,625
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	69,458
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	11,314,255

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 5,494	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		5,494
Total deductions		21,706,641

2d. SIPC Net Operating Revenues	$ 20,612,853
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 30,919

(to page 1, line 2.A.)



Independent Auditor's Report on Internal Control

To the Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of The Strategic Financial Alliance, Inc. (the "Company"), as of and for the year ended December 31, 2017, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.



Elliott Davis, LLC

Greenville, South Carolina
February 27, 2018